UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

073844102

(CUSIP Number)

Carol W. Hendrix

2610 County Road 856

McKinney, Texas 75071

(972) 562-6178

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 November 9, 2016

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	073844102

1	NAME OF REPORTING PERSONS Carol W. Hendrix
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,862,893(1)
	8	SHARED VOTING POWER
681,064(2)
	9	SOLE DISPOSITIVE POWER
1,862,893
	10	SHARED DISPOSITIVE POWER
681,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,543,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%(2) of Common Stock
14	TYPE OF REPORTING PERSON
IN
(1)

Includes (i)1,843,560 shares of common stock of Bear State Financial, Inc. (the “Company”) owned by John H. Hendrix Revocable Trust and (ii) 19,333 shares of common stock of the Company owned by Weiss Living Trust.

(2)	Includes (i) 681,064 shares of the Company owned by John H. Hendrix Corp.
(3)	Based upon 37,618,597 shares of common stock of the Company issued and outstanding at December 31, 2016.

SCHEDULE 13D

Item 1.     Security and Issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Bear State Financial, Inc., an Arkansas corporation (the “Company”). The Company’s principal executive offices are located at 900 S. Shackleford, Suite 605, Little Rock, Arkansas 72211.

Item 2.     Identity and Background

(a)     This Statement is being filed by Carol W. Hendrix.

(b)      The address of Ms. Hendrix is 2610 Country Road 856, McKinney, Texas 75071.

(c)     Ms. Hendrix’s principal occupation is serving as the majority shareholder and President of John H. Hendrix Corp., a Texas corporation (the “Corporation”), an independent oil and gas producer operating in five states. The business address of the Corporation is 6 Desta Drive, Suite 2100, Midland, TX 79705

(d) During the last five years, Ms. Hendrix has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Ms. Hendrix has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Ms. Hendrix is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

On November 9, 2016, John H. Hendrix, former President and majority shareholder of John H. Hendrix Corp. and co-trustee of the John H. Hendrix Revocable Trust, passed away, leaving Ms. Hendrix as the sole trustee of the John H. Hendrix Revocable Trust and the majority shareholder of John H. Hendrix Corp.

Item 4.     Purpose of Transaction

      Ms. Hendrix acquired control of the shares of Common Stock reported in this Statement as held by John H. Hendrix Corp or the John H. Hendrix Revocable Trust following the death of her late husband, John H. Hendrix who passed away on November 9, 2016. Ms. Hendrix does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Ms. Hendrix reserves the right to change her intention with respect to any or all of the matters referred to in such Item of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a)     As of the date of this Statement, Ms. Hendrix beneficially owned 2,543,957 shares of Common Stock, which represents 6.8% of the outstanding Common Stock, including:

●

681,064 shares owned by the Corporation. By virtue of her position as the majority stockholder and President of the Corporation, Ms. Hendrix has voting and dispositive power with respect to the Common Stock directly held by the Corporation and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Corporation.

●

1,843,560 shares owned by the John H. Hendrix Revocable Trust (the “Hendrix Trust”), of which Ms. Hendrix is trustee. By virtue of her position as trustee of the Hendrix Trust, Ms. Hendrix has voting and dispositive power with respect to the Common Stock directly held by the Hendrix Trust and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Hendrix Trust.

●

19,333 shares owned by the Weiss Living Trust (the “Weiss Trust”), of which Ms. Hendrix is trustee. By virtue of her position as trustee of the Weiss Trust, Ms. Hendrix has voting and dispositive power with respect to the Common Stock directly held by the Weiss Trust and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Weiss Trust.

(b)          Ms. Hendrix is the sole trustee of both the Hendrix Trust and the Weiss Trust (together, the “Trusts”) and has the power to vote and dispose of all securities, including the shares of Common Stock, held by the Trusts. As such she is deemed to have sole voting and dispositive power with regard to the Trusts’ shares of Common Stock. Ms. Hendrix, as the President of the Corporation, by the powers delegated to her by the board of directors and the governing documents of the Corporation, has the exclusive right to do all things on behalf of the Corporation necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the shares of Common Stock, held by the Corporation. Ms. Hendrix, as the Corporation’s President, has the power to vote and to dispose of the Corporation’s shares of Common Stock. As such, Ms. Hendrix and the Corporation are deemed to have shared voting and dispositive power with respect to the Corporation’s shares of Common Stock.

(c)          Following the death of Ms. Hendrix’s husband, John H. Hendrix on November 9, 2016, Ms. Hendrix became the beneficial owner of the shares held by the John H. Hendrix Revocable Trust and John H. Hendrix Corporation. Since that time, Ms. Hendrix has effected the following transactions in Common Stock:

Trade Date	Settlement Date	Buy/Sell	Symbol	Shares	Price

Nov. 21, 2016	Nov. 25, 2016	Sell	BSF	949	$9.92
Nov. 22, 2016	Nov. 28, 2016	Sell	BSF	17,631	$9.99
Nov. 23, 2016	Nov. 29, 2016	Sell	BSF	2,768	$9.97
Nov. 25, 2016	Nov. 30, 2016	Sell	BSF	2,063	$9.96
Nov. 28, 2016	Dec. 1, 2016	Sell	BSF	5,454	$9.99
Nov. 29, 2016	Dec. 2, 2016	Sell	BSF	182	$9.59
Nov. 30, 2016	Dec. 5, 2016	Sell	BSF	1,940	$9.96
Dec. 1, 2016	Dec. 6, 2016	Sell	BSF	1,993	$9.96
Dec. 2, 2016	Dec. 7, 2016	Sell	BSF	5,895	$9.99
Dec. 5, 2016	Dec. 8, 2016	Sell	BSF	5,256	$9.99
Dec. 6, 2016	Dec. 9, 2016	Sell	BSF	202	$9.63
Dec. 7, 2016	Dec. 12, 2016	Sell	BSF	600	$9.88
Dec. 8, 2016	Dec. 13, 2016	Sell	BSF	25,060	$10.00
Dec. 9, 2016	Dec. 14, 2016	Sell	BSF	14,484	$10.00

(d)     No person other than Ms. Hendrix is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by Ms. Hendrix in her personal capacity, her capacity as trustee of the Trusts or by the Corporation.

(e)     Not applicable.

 Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2017

/s/ Carol W. Hendrix Carol W. Hendrix